(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	March 17, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Colchester Street Trust (the trust):
Treasury Only Portfolio Treasury Portfolio Government Portfolio Prime Money Market Portfolio Money Market Portfolio Tax-Exempt Portfolio (the funds)
File Nos. (002-74808) and (811-03320)
Post-Effective Amendment No. 48

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 48 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001 and January 1, 2005, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statement of Additional Information for Class I, Class II, Class III, and Select Class of Treasury Only Portfolio, Treasury Portfolio, Government Portfolio, Prime Money Market Portfolio, Money Market Portfolio, and Tax-Exempt Portfolio. The documents have been tagged to indicate modifications and editorial changes made since the last definitive filing. The funds may be marketed through banks, savings and loan associations, or credit unions.

This filing serves to update certain disclosure, incorporate supplements to the Prospectuses and Statement of Additional Information, and implement certain editorial changes.

Please note that disclosures required as a result of SEC Final Rule: Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings is included in this filing.

Please also note that disclosure required as a result of SEC Final Rule: Disclosure Regarding Portfolio Managers of Registered Management Investment Companies is included in this filing.

Pursuant to Rule 485(a), the trust elects an effective date of May 29, 2005. We request your comments by April 18, 2005.

Please contact Jill Nareau Robert at (617) 563-0824 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Patrick Kimm
Patrick Kimm
Legal Product Group